Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares or Public Warrants (each as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 5, 2015, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares and Public Warrants other than Galil Merger Sub, Inc., Galil Medical Inc. and their affiliates. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or Public Warrants in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of Perseon Corporation

at $1.00 Net Per Share

and

All Outstanding Publicly-Traded Warrants

of Perseon Corporation

at $0.02 Net Per Warrant

by

Galil Merger Sub, Inc.

a wholly-owned subsidiary of

Galil Medical Inc.,

a wholly-owned subsidiary of

Galil Medical Ltd.

Galil Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Galil Medical Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Galil Medical Ltd., as Israeli company (“Israeli Parent”), is offering to purchase (i) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Perseon Corporation, a Delaware corporation (“Perseon”), other than Shares owned by Israeli Parent, Parent, Purchaser and their affiliates, at a purchase price of $1.00 per Share (the “Share Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the “Public Warrants”), other than Public Warrants owned by Israeli Parent, Parent and Purchaser, at a purchase price of $0.02 per Public Warrant (the “Public Warrant Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, each upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2015, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Stockholders and Public Warrant holders of record who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares or Public Warrants by Purchaser pursuant to the Offer. Stockholders who hold their Shares, or Public Warrant holders who hold their Public Warrants, through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions. Upon completion of the Offer, Parent intends to effect the Merger (as defined below) of Purchaser and Perseon as promptly as practicable in accordance with the terms of the Merger Agreement (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM NEW YORK CITY TIME, ON DECEMBER 7, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares (excluding Shares tendered by guaranteed delivery for which the underlying Shares have not been received) that, together with the Shares, if any, then owned by Israeli Parent, Parent and Purchaser, would represent at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that Perseon would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise) (the “Minimum Share Condition”), and (ii) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Public Warrants (excluding Public Warrants tendered by guaranteed delivery for which the underlying Public Warrants have not been received) that, together with the Public Warrants, if any, then owned by Israeli Parent, Parent and Purchaser, would represent at least sixty-five percent (65%) of the outstanding Public Warrants on the date of purchase (the “Minimum Public Warrant Condition”)

The Offer is subject to a financing condition. Specifically, the Offer is conditioned upon Parent (either directly or through its affiliates) having received the proceeds of the Financing or Parent’s (or its affiliate’s) lenders and/or investors having definitively and irrevocably confirmed in writing to Parent and Purchaser that the proceeds of the Financing shall be available at the consummation of the Offer on terms acceptable to Parent and Purchaser and subject only to the satisfaction of the other conditions to the Offer (the “Financing Condition”). For purposes of this Offer, “Financing” shall be defined as definitive agreements with respect to, debt or equity financing or some combination of debt and equity financing in an aggregate amount (after taking into consideration the funds otherwise expected to be available to Parent) that is required to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to pay any fees and expenses payable by Parent, Purchaser or Perseon in connection therewith.  Parent does not currently have alternative financing arrangements if the Financing Condition is unable to be satisfied.  The Offer is also subject to certain other conditions set forth in the Offer to Purchase. See “Conditions to the Offer” in the Offer to Purchase.

The purpose of the Offer is to acquire for cash as many outstanding Shares and Public Warrants not owned by Israeli Parent, Parent, Purchaser and their affiliates as possible as a first step in acquiring all of the Shares and cancelling the Public Warrants in connection with the Merger (as defined below). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser, and Perseon. If the Offer is completed, in accordance with the terms of the Merger Agreement, the Purchaser, as the holder of at least 65% of the Public Warrants, will, as promptly as practicable, cause the warrant agreement with OTC Stock Transfer, Inc., as warrant agent, governing the Public Warrants to be amended to permit the Public Warrants to be cancelled and converted into the right to receive consideration in the amount of $0.02 per Public Warrant in connection with the Merger (as defined herein).  Parent will then cause a second-step merger of Purchaser and Perseon in accordance with Section 251(h) of the DGCL or any other provision of the DGCL that may be applicable (the “Merger”) in which all remaining stockholders other than Israeli Parent, Parent and Purchaser would, without the need for further action by any stockholders not affiliated with Israeli Parent, Parent and Purchaser, receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding taxes. All remaining Public Warrant holders other than Israeli Parent, Parent and Purchaser would, without the need for further action by any Public Warrant holders not affiliated with Israeli Parent, Parent and Purchaser, receive the same price per Public Warrant as was paid in the Offer, without interest and less any applicable withholding taxes.

If, following consummation of the Offer, Israeli Parent, Parent and Purchaser own a number of Shares representing at least a majority of the voting power of the outstanding Shares, then, provided that the other conditions of the Merger have been satisfied or waived, Purchaser will merge with and into Perseon in a “short-form” merger in accordance with Section 251(h) of the DGCL. Under the DGCL, such a merger may be consummated without a vote of, or prior notice to, Perseon’s stockholders. If Israeli Parent, Parent and Purchaser do not own a number of Shares representing at least a majority of the voting power of the outstanding Shares following consummation of the Offer, Perseon is obligated to hold a special meeting of stockholders solely for the purchase of obtaining approval by Perseon’s stockholders of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated thereby.

Perseon’s board of directors unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are advisable, fair to, and in the best interests of, Perseon and Perseon’s stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) recommending that Perseon’s stockholders tender their Shares in the Offer and, if required, adopt and approve the Merger Agreement and (iv) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.

The Merger Agreement provides that Purchaser may, but is not obligated to, extend the Offer (i) for one or more successive periods of up to 20 business days in each instance (the length of each such period to be determined by Purchaser in its sole discretion) if, at the scheduled expiration of the Offer (or any extension thereof), any of the conditions of the Offer has not been satisfied or waived by Parent or Purchaser, until the earlier to occur of (A) the date all Offer conditions are satisfied or waived or (B) January 31, 2016, and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of Nasdaq applicable to the Offer.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive any Offer condition or to modify the terms or conditions of the Offer, except that, without the prior written consent of Perseon, Parent and Purchaser cannot do any of the following: (1) reduce the Share Offer Price, (2) change the form of consideration payable in the Offer in a manner other than by adding consideration as required or permitted by the Merger Agreement, (3) reduce the number of Shares subject to the Offer, (4) waive or change the Minimum Share Condition, (5) add conditions to the Offer that are different than or in addition to those set forth in this Offer to Purchase, (6) extend the expiration date of the Offer in a manner other than as required or permitted by the Merger Agreement or (7) otherwise modify any Offer Condition in a manner that adversely affects the holders of Shares or Public Warrants.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased for all purposes, Shares and Public Warrants validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares and Public Warrants pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares and Public Warrants accepted for payment pursuant to the Offer will be made by deposit of the Share Offer Price or Public Warrant Offer Price, as applicable, therefor with the Depositary, which will act as agent for tendering stockholders and Public Warrant holders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders or Public Warrant holders whose Shares or Public Warrants have been accepted for payment.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or Public Warrants or is unable to accept Shares or Public Warrants for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares or Public Warrants may not be withdrawn except to the extent that tendering stockholders or Public Warrant holders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares or Public Warrants by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares or Public Warrants accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or Public Warrants (the “Public Warrant Certificates”) or confirmation of a book-entry transfer of such Shares or Public Warrants into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. A stockholder who owned both shares and Public warrants must submit a separate Letter of Transmittal for each type of holding.

Shares or Public Warrants tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares or Public Warrants to be withdrawn, the number of Shares or Public Warrants to be withdrawn and the name of the registered holder of such Shares or Public Warrants, if different from that of the person who tendered such Shares or Public Warrants. If Share Certificates evidencing Shares to be withdrawn or Public Warrant Certificates evidencing Public Warrants to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates or Public Warrant Certificates, the serial numbers shown on such Share Certificates or Public Warrant Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares or Public Warrants have been tendered for the account of an Eligible Institution. If Shares or Public Warrants have been tendered pursuant to the procedure for book-entry transfer as set forth in the

Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares or Public Warrants. Withdrawals of Shares or Public Warrants may not be rescinded. Any Shares or Public Warrants properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares or Public Warrants may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding.

Perseon provided Purchaser with Perseon’s stockholder and Public Warrant holder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to the record and beneficial holders of the Shares and Public Warrants. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders and beneficial holders of Shares and Public Warrants whose names appear on Perseon’s stockholder or Public Warrant holder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder or Public Warrant holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares or Public Warrants.

The receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) of Shares or Public Warrants pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders and Public Warrant holders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares or Public Warrants pursuant to the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, Connecticut 06902

Stockholders may call toll free (855) 264-1296

Banks and Brokers may call (203) 658-9400

E-mail: perseon.info@morrowco.com

November 5, 2015